April 27, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20002

Cutter & Buck Inc.

Form 10-K for Fiscal Year Ended April 30, 2005

Form 10-K/A for Fiscal Year Ended April 30, 2005

Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31, 2005

Filed July 14, 2005, August 26, 2005, September 9, 2005 and December 9, 2005

File No. 0-26608

Dear Mr. Ohsiek,

This letter responds to the follow up comments of the Staff set forth in your letter dated April 13, 2006, which was a follow up to our responses to you dated March 29, 2006 and February 10, 2006, regarding your letter dated January 27, 2006.

Form 10-K for Fiscal Year Ended April 30, 2005

Notes to Consolidated Financial Statements, page 32

In past correspondence we have provided you with an explanation and data to support our historical position that we have one reportable operating segment. Through your correspondence and our own reassessment that our business has evolved we understand the Staff’s position that we can enhance our financial disclosures by incorporating additional segment information. Accordingly we plan to revise our disclosures as described below.

Reportable Segments

As explained in our letter dated March 29, 2006, we have six business units. Our future disclosures will aggregate our three largest business units (Corporate, Golf and Specialty Retail) into one reportable segment called “Wholesale” based on the aggregation criteria listed in paragraph 17 of SFAS 131, as further explained below. Our three smaller business units (Consumer Direct, International and Other) will be combined and disclosed in an “All Other” category based on guidance provided in paragraphs 20 and 21 of SFAS 131, as further explained below.

Aggregation Criteria – “Wholesale”

Our three largest business units, Corporate, Golf and Specialty Retail, have generated over 85% of net sales in each of the past six years. On page 3 of our letter dated

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March 29, 2006, we provided a table of net sales and gross margin percent by business units over the past five years plus the current fiscal year through the third quarter. As shown in that table, these three business units have each historically generated a gross margin within a range of plus or minus 5% of the average of the combined three. Additionally, as we have mentioned in our previous correspondence, pricing and discounting policies, which drive our gross margins, are made primarily on a global basis, and we maintain uniform pricing across all wholesale channels. Further, our sales commission structures for each of these three business units are very similar. Sales commissions represent the vast majority of the direct selling expenses in these three business units. Sales commissions across these three channels are generally within two to three percentage points of each other within each fiscal period. This demonstrates that these three business units have similar economic characteristics. Additionally, these three business units are similar in each of the following areas:

a.               The nature of the products and services

Our product are high-quality sportswear apparel. These products are developed centrally by one merchandising and design group. Products are developed using input provided by representatives of each of our business units in collaboration. Other than certain very limited exceptions, we sell all of the products that we design and source through each of our business units. All business units have access to the same products.

b.              The nature of the production processes

We outsource the production of all of our products to factories around the world. As mentioned above, all of our business units sell all of the products that we design and source. Purchases are made by season or collection and are not disaggregated by business unit.

c.               The type of class of customer for our products and services

Our primary market demographic is active men and women over the age of 30 who want to associate with a premium lifestyle brand. Each of our business units provides access to this class of customer.

d.              The methods used to distribute our products or provide our services

The Company operates one distribution facility through which all of its products pass before reaching the customer. All products are received and stocked in this facility. Products shipped from this facility follow the same processes regardless of business unit for whom the delivery is intended. The small exception to this is a very limited number of factory direct drop-shipments we offer to our international distributors.

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The regulatory environment is not applicable to the apparel industry in this context.

“All Other” Combination

As you can see in the table provided on page 3 in our letter dated March 29, 2006, none of our smaller business units (Consumer Direct, International and Other) meets the quantitative thresholds for separate reporting as described in paragraph 18 of SFAS 131. Specifically, each of them generates less than ten percent of the Company’s overall net sales during each

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period shown. (Please note that we do not generate income statements for our business units and we do not allocate assets to our business units. We are therefore unable to address those quantitative thresholds per paragraph 18 of SFAS 131.)  Also, we do not believe that separate segment information disclosure for any of these three business units would be useful to the users of our financial statements because we do not believe that they are individually material to the overall financial results of the Company.

As mentioned above, in future filings we will combine these three smaller business units into a separate category called “All Other” using the guidance of paragraphs 20 and 21 of SFAS 131. Our “Wholesale” reportable segment will include 85% or more of total consolidated revenue in each of the past six years. Under paragraph 20 we will therefore meet the 75% criteria for reportable segments. Per paragraph 21, information about our other business units that are not reportable segments will be combined and disclosed in a separate category, and we will describe the sources of this revenue as required.

Metrics to Disclose for Each Reportable Segment

For our two reportable segments “Wholesale” and “Other” we will report net sales and gross margin in future disclosures. Because gross margin by business unit does not include certain significant allocations, as explained in our previous correspondence, we will be careful to clarify for the user of the financial statements the components of this measure by business unit.

Although we provide to our CODM discrete information regarding direct selling costs by business unit, we will not disclose this information separately because we believe it would not provide useful information to the user of our financial statements and in fact may be misleading. As explained in our letter dated March 29, 2006, direct selling costs reported for each business unit do not include other significant costs of marketing, customer service, distribution, sales administrative support, inventory management, production management, purchasing, IT and other overhead expenses that benefit each business unit. In addition, internally we are not consistent from business unit to business unit about what direct selling costs we track within the business units or within other overhead departments such as marketing and customer service. Our CODM does not use this measure for purposes of making financially based operating decisions such as allocating resources. Rather, this measure is used internally for purposes of expense tracking relative to budgets and forecasts for controlling costs. We believe it would be misleading the reader of our financial statements to include this measure when it is not one that we consider key to managing our business, and when it is not a measure that is calculated consistently among our business units.

Past and Future Filings

We plan to include segment disclosure as described above in our future filings beginning with our 10-K for our fiscal year ending April 30, 2006 which we will file by the filing deadline of July 14, 2006. Regarding past filings, we propose to not file amendments for this disclosure change. We believe this course of action is appropriate because we believe that

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the users of our financial statements would not derive a significant benefit from amended filings of past 10-Qs and 10-Ks given that our fiscal 2006 10-K filing, which will include these segment disclosures covering the current and past two fiscal years, is within three months of today.

We hope the above addresses your comments. If you have any questions, please contact me at (206) 830-6640.

Sincerely,

Cutter & Buck Inc.

/S/ Ernest R. Johnson
Ernest R. Johnson
Chief Executive Officer

cc:           Michael Gats, Chief Financial Officer

Lane Powell PC

Ernst & Young LLP